ZARGON
ENERGY TRUST

July 31, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's news release dated July 31, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

BCH/kf

Encl.

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: July 31, 2007

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE IN SYNDICATED COMMITTED CREDIT FACILITY

CALGARY, ALBERTA - Zargon Energy Trust ("Zargon") has recently concluded the renewal of its syndicated committed credit facilities, the result of which is an increase in the borrowing base to $120 million from the previous amount of $100 million. The banking syndicate consists of The Toronto Dominion Bank as lead and the Canadian Imperial Bank of Commerce.

As at July 30, 2007, Zargon had drawn approximately $48.4 million on the facilities leaving an undrawn amount of approximately $71.6 million available for general corporate purposes and the acquisition of oil and gas properties.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

END